UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LAVA Medtech Acquisition Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

519345201
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 519345201

1	NAME OF REPORTING PERSONS LAVA Medtech Sponsor LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,875,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,875,000(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20% (1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 519345201

1	NAME OF REPORTING PERSONS LAVA Medtech Manager LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,875,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,875,000(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20% (1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statements on Form S-1/A (File No. 333- 259983). LAVA Medtech Manager LLC is the General Partner of LAVA Medtech Sponsor LP. Consequently, LAVA Medtech Manager LLC may be deemed the beneficial owner of the shares held by LAVA Acquisition Sponsor LP, as applicable, and share voting and dispositive control over such securities.

(2)	Excludes 8,175,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 14,375,000 shares of Class A and Class B common stock issued and outstanding as of December 10, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2021.

Item 1(a).	Name of Issuer

LAVA Medtech Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

303 Wyman Street, Suite 300

Waltham, MA 02451

Item 2(a).	Names of Persons Filing

LAVA Medtech Sponsor LP

LAVA Medtech Manager LLC

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

303 Wyman Street, Suite 300

Waltham, MA 02451

Item 2(c).	Citizenship

LAVA Medtech Sponsor LP is a Delaware limited partnership.

LAVA Medtech Manager LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

519345201

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 2,875,000 of the Issuer’s Class B common stock, representing 20% of the total shares of common stock issued and outstanding. The terms of these Class B common stock are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statements on Form S-1/A (File No. 333- 259983).

The percentage of the common stock held by the Reporting Persons is based on 14,375,000 shares of Class A and Class B common stock issued and outstanding as of December 10, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 10, 2021.

LAVA Medtech Sponsor LP is the record holder of the shares reported herein. LAVA Medtech Manager LLC is the General Partner of LAVA Medtech Sponsor LP. Consequently, LAVA Medtech Manager LLC may be deemed the beneficial owner of the shares held by LAVA Medtech Sponsor LP, as applicable, and share voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

LAVA MEDTECH SPONSOR LP

By: LAVA Medtech Manager LLC, General Partner

By:	/s/ Anthony Natale
Name:	Anthony Natale
Title:	Member

By:	/s/ Gerry Brunk
Name:	Gerry Brunk
Title:	Member

By:	/s/ Peter van der Velden
Name:	Peter van der Velden
Title:	Member

LAVA MEDTECH MANAGER LLC

By:	/s/ Anthony Natale
Name:	Anthony Natale
Title:	Member

By:	/s/ Gerry Brunk
Name:	Gerry Brunk
Title:	Member

By:	/s/ Peter van der Velden
Name:	Peter van der Velden
Title:	Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 14, 2022 by and among LAVA Medtech Sponsor LP and LAVA Medtech Manager LLC